EX-FILING FEES
Calculation of Filing Fee Table

Form Schedule TO
(Form Type)

Priority Income Fund, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule
Fees to be paid	$16,137,444(1)	$92.70	$1,495.94(2)
Fees Previously Paid	$5,403,100		$500.87(3)
Total Transaction Valuation	$16,137,444
Total Fees Due for Filing			$1,495.94
Total Fees Previously Paid			$500.87
Total Fee Offsets			—
Net Fee Due			$995.07

(1) The Registrant previously offered to purchase up to $5,403,100 worth of its issued and outstanding common stock, par value $0.01 per share. The Registrant subsequently increased its offer to purchase to up to $16,137,444 worth of its issued and outstanding common stock, par value $0.01 per share.
(2) Calculated as 100% of the Transaction Valuation.
(3) Paid in connection with the Registrant’s filing of a Schedule TO on March 11, 2022.